NR09-34	December 4, 2009

ITH’s Coffee Dome Drilling Intersects Gold System 17 Kilometres East of Fort Knox Mine, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSE: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results from its fall 2009 drilling campaign at the Coffee Dome project, Alaska.  Five core holes, totalling 1356 metres, were drilled testing two of the three priority target areas, UAF and Zesiger (Figure 1).  Results from the UAF area returned multiple, thick zones of low grade gold, highlighted by 17 metres @ 0.3 g/t gold and 22 metres @ 0.21 g/t gold in hole CD-09-03 (Table 1).  These results have defined a large, broad zone of stratigraphically controlled gold mineralization within part of the larger UAF-Miller target area that extends for at least 2 kilometres to the north.  The Company is currently analyzing the structural data from the drilling in an effort to target higher grade feeders to the system.  The Coffee Dome project is road accessible and 17 kilometres northeast of the Fort Knox mine.

UAF-Miller
Target Area
Miller
Soil Gold (ppm)
0.10 to 0.60
0.06 to 0.10
0.02 to 0.06
0 to 0.02
UAF
Zesiger
Discovery
0
1
2
kilometres

Figure 1 : Soil geochemical anomalies at the Coffee Dome Project showing the widespread distribution of anomalous gold.

UAF Area

The UAF target is focused along a projected northeast trending structural zone which appears to be steeply dipping to the south (Figure 2).  The target has coincident resistivity and high-grade gold in soil anomalies.  The target as currently defined extends for approximately 500 metres by 250 metres.  The drilling showed that the resistivity anomaly is due to the presence of a flat-lying quartzite unit and that the quartzite unit is preferentially mineralized due to strong fracturing which hosts numerous mineralized quartz veins.  Very little sulphide was encountered in the drilling and, geochemically, the system appears to be exclusively gold+arsenic in this area.  The information gained at UAF will help understand the overall relationship between the UAF and the Miller targets.

Zesiger Discovery Area

One hole was drilled in the Zesiger target and was designed to cross a projected fault zone which hosted high grade mineralization in surface trenching.  The hole encountered the fault zone but failed to return significant gold mineralization.

Soil Au (ppb)
100 to 592
59 to 100
18 to 59
0 to 18
0m
200
400
CD-09-02
CD-09-03
CD-09-05
CD-09-01
Garnet Biotite Schist
Qtz Muscovite Schist
Quartzite
Garnet Muscovite Schist
Fault Gouge/Breccia

Figure 2 : Map of the UAF area showing soil geochemistry and drilling on a background of 900Hz resistivity (warmer colors are higher resistivity). Topographic contour interval is 10 metres.  The red histogram reflects the gold grade (capped at 1 g/t).  The quartzite contact dips shallowly to the SE and accounts for the resistivity anomaly.

Implications

The drilling in the UAF area has demonstrated the potential of the quartzite unit to host thick zones of gold mineralization along a broad NNE structural zone.  The next step in the Coffee Dome exploration plan will be to target specific structural zones with potential to host higher grade feeder zones within this the greater UAF-Miller target area.

Table 1 : Mineralized intercepts from Coffee Dome Drilling.

(0.09g/t cutoff, max of 2 metres internal waste and
only intercepts with greater than 0.15g/t gold included)

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
CD-09-01	No Significant Intercepts

CD-09-02	0.00	1.96	1.96	0.27
	26.21	27.58	1.37	0.15
	31.10	32.41	1.31	0.27
	49.07	50.29	1.22	0.21
	56.37	58.83	2.46	0.26
	84.73	86.87	2.14	0.28
	118.57	119.79	1.22	0.23
	125.88	127.10	1.22	0.16

CD-09-03	1.52	2.44	0.92	0.17
	10.97	12.12	1.15	0.28
	19.20	40.96	21.76	0.21
	78.37	80.76	2.39	0.15
	92.13	92.96	0.83	0.27
	96.72	100.98	4.26	0.17
	105.16	122.23	17.07	0.30
	145.39	146.61	1.22	0.31
	192.33	193.55	1.22	0.84
	222.20	223.42	1.22	0.34
	260.30	261.52	1.22	3.56
	274.93	277.98	3.05	0.25

CD-09-04	27.13	29.67	2.54	0.53
	65.93	67.06	1.13	0.89
	91.44	92.66	1.22	0.32

CD-09-05	9.45	23.32	13.87	0.18
	33.03	36.48	3.45	0.16
	99.70	100.58	0.88	0.16
	107.59	125.97	18.38	0.21

Project Background

Coffee Dome is located in the Fairbanks Gold Mining District, 17 kilometres northeast of the Fort Knox Gold Mine.  The project is accessed by roads that are maintained by the Alaska Department of Transport and the Alaska Division of Forestry.  The mineralization at Coffee Dome was discovered after fires in 2004 exposed the surface for the first time, revealing several trains of quartz vein float with high-grade gold mineralization.  The project has three major gold targets with many other anomalies that continue to be developed (Figure 1).  The surface gold in soil anomaly covers an area of two square kilometres and is still open in many areas.

ITH controls 100% of its 41 square kilometre land package at Coffee Dome, which is primarily made up of State of Alaska Mining Claims owned or leased by ITH and fee simple land leased from the University of Alaska.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Coffee Dome area since 2005 when the first mineralized quartz vein samples were collected.  Soil and rock surveys conducted between 2005 and 2009 have progressively advanced the property.  Soil surveys in 2005 and 2006 delineated a number of soil anomalies, the most substantial being the UAF Zone which measures 300 x 160 metres with most of the soils running in excess of 0.1 g/t gold.  In 2007, 400 meters of trenches were dug.  The 2009 drilling program represents the first time the property has ever been drilled.

Geological Overview

Very high grade quartz-gold-arsenopyrite veins hosted in the Palaeozoic Fairbanks Schist occur at the Coffee Dome Project.  Mineralization is characterized by high values of gold, bismuth and arsenic, a signature typical of the high temperature mineralization at the Fort Knox and Pogo Gold Mines. Trenching showed that mineralization occurs as veins associated with a variety of fault structures in the schist, ranging from low-angle, oblique slip structures to high-angle NE-trending faults.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Coffee Dome was designed and supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Company, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and photograph the core from each individual borehole prior to preparing the split core.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to Alaska Assay Laboratories in Fairbanks, Alaska for preparation and a preliminary gold assay.  Pulps are then transferred to ALS Chemex in Fairbanks who forward them to other ALS Chemex facilities for final gold and multi-element analysis.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

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